UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

(Commission File No. 1-14728)

Lan Chile S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

FOR IMMEDIATE RELEASE

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Alejandro de la Fuente – Chief Financial Officer	Maria Barona/Melanie Carpenter
Andrés Bianchi – Head of Investor Relations	lanchile@i-advize.com
abianchiu@lanchile.cl	i-advize Corporate Communications, Inc.
Tel: (56-2) 565-3944/3947	Tel: (212) 406-3690

LAN AIRLINES REPORTS RECORD NET INCOME OF

US$31.5 MILLION FOR THE

SECOND QUARTER 2004

Santiago, Chile, August 5, 2004 – LAN Airlines S.A., ("LAN" or "the Company", formerly Lan Chile S.A.) (Santiago Stock Exchange: LAN / NYSE: LFL) one of Latin America's leading passenger and cargo airline groups, reported today its consolidated financial results for the second quarter and first half ended June 30, 2004. All figures were prepared in accordance with generally-accepted accounting principles in Chile and are expressed in U.S dollars.

HIGHLIGHTS

• LAN reported record net income of US$ 31.5 million for the second quarter, which is usually the Company's weakest due to seasonality in the Southern Cone. This result is nearly eight times the US$ 4.1 million net profit earned for the same period of 2003 and is a significant accomplishment given extremely high fuel prices.

• Operating income for the second quarter amounted to an unprecedented US$33.9 million. This is more than three times the US$ 9.8 million earned in 2003. Operating margin increased 4.6 points to 7.3% .

• Accumulated first-half net income amounted to a record US$ 79.6 million compared to US$25.7 million for the period of 2003. First half operating income reached US$ 96.9 million, equivalent to a 10.1% operating margin. Trailing twelve-month net income amounted to US$ 137.7 million.

• Cash and other liquid assets more than doubled year-over-year to US$291 million in June 2004.

• During the quarter, LAN incorporated two leased Boeing 767-300 passenger aircraft. Additionally, during the second quarter the Company ordered two new Boeing 767-300F freighters for delivery in the second half of 2005.

• On July 16, LAN signed an alliance with Mexican carriers AeroMexico and Mexicana. This alliance strengthens LAN's position on routes between Mexico and South America, allows access to more than 10 new code share destinations in Mexico and Central America, and provides passengers with multiple benefits.

• On July 23, at an extraordinary shareholders' meeting, shareholders approved the change of Lan Chile S.A.'s corporate name to LAN Airlines S.A. The name change will become fully effective in September.

• In July, Airline Business magazine presented LAN the Strategy Award for its successful transformation into an alliance of Latin American carriers. The Official Airline Guide selected LAN as the "Best Airline in South America, Central American and the Caribbean" for the fourth consecutive year. Finally, LAN was recognized as Chile's ninth most admired Company in a survey conducted by market research firm Adimark and newspaper La Segunda.

Page 2

Financial and Strategic Review

LAN Airlines reported net income of US$31.5 million and operating income of US$33.9 million for the second quarter. This result represents a significant improvement over the US$4.1 million in net income and US$9.8 million in operating income reported for the same period in 2003. This is the best performance for the second quarter in the Company's history and was achieved despite facing extremely high fuel prices. Due to seasonality in demand in the Southern Cone, the second quarter is typically the Company's weakest. Profitability for the quarter has improved in the last two years due to growth in markets with complementary seasonal patterns, a strong market position, and a streamlined cost structure.

Results for the quarter have improved driven by strong revenue growth. Total revenues expanded 28.0% as passenger revenues rose 28.0% and cargo revenues increased 36.4% . Revenue growth outpaced a 21.9% increase in operating costs and led to a 4.6 -point increase in operating margins to 7.3% .

Passenger revenues, amounting to US$247.9 million, grew because of a 21.8% increase in traffic and a 5.0% improvement in yields. Load factors improved 3.0 points to 66.8% as capacity increased 16.4% . As a consequence, revenues per ASK increased 10.0% . Passenger yields increased due to stronger premium traffic, improved segmentation, the implementation of fuel surcharges on specific routes, and higher domestic yields in Chile due to the appreciation of the Chilean peso.

International passenger traffic rose 24.2% due to stronger demand, market share gains, and the addition of new routes. Demand in key points of sale, such as Chile, the United States, Argentina and Europe continued to recover. International traffic also increased as LAN launched new regional routes out of Lima and added frequencies in key long-haul routes out of Santiago, such as to the United States and Europe. Growth in Peru and Ecuador has also contributed to a smoother transition into the Southern Cone's seasonally weak second quarter. Meanwhile, LAN's Chilean domestic business continued to recover with traffic growing 10.3% due to improved demand and market share gains.

Cargo revenues rose 36.4% as traffic increased 23.8% and yields grew 10.2% . Load factors improved 2.9 points while capacity increased 18.7% . As a consequence, revenues per ATK increased 14.9% . Yields increased primarily due to better pricing in specific markets and a higher fuel surcharge as compared to the previous year. Cargo traffic rose mainly because of improved demand and a stronger competitive position. While import volumes into markets like Brazil and Argentina continued to improve, export demand out of Latin America remained high. Furthermore, attractive exchange rates and limited shipping capacity have led to increased demand from new export markets like Argentina and Brazil. Additionally, LAN's efficient freighter fleet led to an improved competitive position as high fuel prices forced weaker competitors to reduce their long-haul operations. LAN Cargo responded to these conditions by adjusting its schedules and programming additional charter flights into specific markets.

Operating costs for the quarter increased 21.9% as system capacity increased 18.2% . This led to a 4.9% increase in costs per ATK1. Extremely high fuel prices led to US$18.5 million in additional operating expenses compared to the second quarter of 2003 (the Company's US$11.5 million fuel-hedging profit for the quarter is recorded as a non-operating gain). Excluding this impact, operating expenses increased 16.7%, leading to a 0.2% rise in fuel-normalized costs per ATK. Year-over-year comparisons were also impacted by one-time reductions in maintenance provisions in 2003 (US$2.5 million) and 2004 (US$0.6 million). Excluding these one-time items, fuel-normalized costs per ATK were flat year-over-year as costs increases associated with higher sales-related expenses and the impact of stronger Chilean peso on personnel expenses were offset by streamlined operations and lower aircraft leasing costs.

LAN's liquidity position continued to strengthen during the quarter. As of June 30th, the Company held US$291 million in cash and other liquid assets (including US$8.5 million of repos classified under "Other Current Assets"), up more than US$35 million from the previous quarter. LAN continues to hold no short-term debt and nearly all long-term debt is related to aircraft assets and features long-repayment profiles and low interest rates. Additionally, the Company has hedged approximately 33% of its fuel requirements for the rest of the year, which will be complemented by the income derived from the cargo fuel surcharge.

LAN also made significant advances on its long-term strategy in areas such as fleet planning, labor relations and alliances. The Company has continued with its plans to expand and upgrade its fleet. During the quarter, LAN leased two additional Boeing 767-300ER passenger aircraft to support the expansion of its international operations. These aircraft are currently undergoing their delivery checks and are expected to start operating in August. The Company plans to add two additional leased Boeing 767-300ER passenger aircraft by the end of 2004 and will also receive three new Airbus A319 aircraft between September and November. Additionally, LAN ordered two new Boeing 767-300F freighters. These aircraft will be delivered in the second half of 2005 and will significantly enhance LAN Cargo's freighter capabilities due to their reliability and efficiency.

_________________________
1Cost per ATK = (Operating Cost + Net Financial Expenses – Other Revenues) / System ATKs

Page 3

In July, LAN and its heavy maintenance union reached a new four-year collective bargaining agreement. This new contract was signed in advance of the expiration of the previous agreement in September 2004. The new contract provides for competitive compensation package as well increased schedule flexibility. This agreement underscores the constructive relationship LAN has developed with its employees.

LAN also signed a comprehensive alliance with Mexico's two main international carriers, AeroMexico and Mexicana. This new agreement expands LAN's previous alliance with AeroMexico on routes between Chile and Mexico, and incorporates LanChile, LanPeru and LanEcuador. Besides code sharing with Mexicana and AeroMexico on international flights from South America to Mexico, this partnership enhances LAN's network by adding more than ten new code share destinations in Mexico, Central America, the Caribbean and Canada. Additionally, passengers will benefit from reciprocal frequent-flyer benefits, final destination check-in, and enhanced VIP lounge access.

In July, several developments surrounded the Company's operations in Peru. Early in July, a court issued a cautionary order that could temporarily suspend LanPeru's operations pending an investigation into the company's minority shareholder. However, LanPeru has not been formally notified and, therefore, has not been required to suspend its operations. The Company expects that this lawsuit will be resolved favorably given that LanPeru and its shareholders comply with all Peruvian laws and regulations. Additionally, the Peruvian government issued two emergency decrees to ensure the continuity of air transport operations in Peru. Also in July, AeroContinente, Peru's main domestic airline was grounded after failing to secure the insurance policies required by Peruvian regulations. LanPeru increased its operations in response to the Peruvian government's contingency plan. By the end of July, AeroContinente reinitiated operations under a new name. LanPeru has strengthened its itinerary to satisfy increased passenger demand.

LAN's second quarter results, as well as the developments mentioned above, are extremely significant. Despite facing record fuel prices, LAN was able to post record first and second quarter profits, as well as an unprecedented 10.1% operating margin for the first half. This demonstrates LAN's ability to adjust to changing and challenging market conditions by leveraging its competitive advantages for increased profitability. This has led to an improved competitive position, a healthy balance sheet, and the accomplishment of key strategic objectives that provide a strong base for the future. LAN is today in an unprecedented position to exploit growth opportunities and implement new efficiency-oriented initiatives that are designed to lead to increased profitability and value creation for employees, customers, partners and shareholders.

Consolidated Second Quarter Results

For the second quarter of 2004, the Company reported US$31.5 million in net income compared to US$4.1 million for the same period of 2003. Operating income amounted to US$33.9 million compared to US$9.8 million in 2003.

Total operating revenues amounted to US$462.8 million, a 28.0% increase compared with the second quarter of 2003. This reflected a 28.0% increase in total passenger revenues to US$247.9 million, a 36.4% increase in cargo revenues to US$190.7 million, and a 13.5% decrease in other revenues to US$24.2 million.

Passenger revenues improved due to a 21.8% increase in traffic and a 5.0% increase in yields. Traffic growth outpaced a 16.4% capacity increase, leading to a 3.0 -point increase in load-factor to 66.8% . Traffic grew thanks to a 10.3% increase in domestic traffic and a 24.2% increase in international traffic. Yields grew as the impact of a 4.6% increase in average trip lengths was offset by better segmentation, higher premium traffic, the implementation of a fuel surcharges in specific routes, and improved domestic yields due to a stronger Chilean peso.

Cargo revenues grew due to a 23.8% increase in traffic and a 10.2% improvement in yields, measured in RTKs. Yields rose primarily due to an improved competitive environment and the application of a higher fuel surcharge. Growth in cargo traffic outpaced an 18.7% increase in capacity, resulting in a 2.9 -point increase in cargo load factors to 70.4% .

Other revenues decreased 13.5% mainly due to reduced aircraft lease revenues and lower sales by logistics affiliates.

Total operating expenses increased 21.9% during the quarter as capacity, measured in system ATKs, increased 18.2% . Per unit (ATK) costs (which include total operating expenses as well as net financing costs) increased 4.9% . Excluding the impact of higher fuel prices, per unit costs increased 0.2% . Wages and benefits increased 16.9% due to the impact of a stronger Chilean peso on domestic wages, increases in headcount, and higher bonus payments. Fuel costs rose 52.5% due to a 27.2% increase in prices and a 19.9% increase in consumption. (During the second quarter of 2004, the Company recorded an US$11.5 million fuel hedging gain compared to a US$0.2 million loss in 2003, which are recorded as non-operating gains/losses). Commissions to agents grew 33.8% due to the 31.5% increase in traffic (passenger and cargo) revenues. As a percentage of traffic revenues, commissions to agents increased 0.3 percentage points to 15.5% due to changes in the revenue mix (cargo commissions are higher than passenger commissions) and as lower average passenger commissions offset increased average cargo commissions. Depreciation and amortization decreased 0.1% . Other rental and landing fees increased 12.5% as efficiency gains and lower insurance expenses partially offset the impact of increased operations and higher ACMI-lease expenses. Passenger service expenses increased 19.7% due to increased passenger traffic. Aircraft rentals fell 7.9% as the incorporation of new aircraft was fully offset by the reduction of lease rates during the first quarter of 2003. Maintenance expenses increased 34.9% due to increased operations and the net effect of a one-time US$0.6 million

Page 4

reduction in provisions in 2004 for the phase-out of DC-8 aircraft and a one-time US$2.5 million reduction in expenses in 2003. Finally, other operating expenses increased 15.6% due to increased sales and operations related expenses.

Operating margins for the quarter increased 4.6 points to 7.3% . Total non-operating results for the second quarter amounted to a US$3.9 million gain compared to a US$5.0 million loss in 2003. While interest income increased 47.1% due to higher cash balances, interest expense decreased 8.5% due to a reduction in average debt. In the miscellaneous net line, the Company recorded a US$11.4 million gain compared to a US$3.8 million gain in 2003. In 2004 this included a US$11.5 million fuel hedging gain (compared to a US$0.2 million loss in 2003) as well as a US$0.8 million foreign-exchange gain (compared to a US$4.4 million gain in 2003). Net margins improved 5.7 points from 1.1% in 2003 to 6.8% in 2004.

Consolidated First Half Results

For the first half of 2004, the Company reported US$79.6 million in net income compared to US$25.7 million for the same period of 2003. Operating income amounted to US$96.9 million compared to US$36.0 million in 2003.

Total operating revenues amounted to US$954.7 million, a 26.1% increase compared with the second quarter of 2003. This reflected a 29.0% increase in total passenger revenues to US$540.2 million, a 28.6% increase in cargo revenues to US$360.4 million, and a 7.3% decrease in other revenues to US$54.1 million.

Passenger revenues improved due to a 21.6% increase in traffic and a 6.1% increase in yields. Traffic growth outpaced a 13.9% capacity increase, leading to a 4.5 -point increase in load-factor to 70.5% . Traffic grew thanks to a 5.2% increase in domestic traffic and a 25.7% increase in international traffic. Yields grew as the impact of a 6.1% increase in average trip lengths was offset by better segmentation, higher premium traffic, and improved domestic yields due to a stronger Chilean peso.

Cargo revenues grew due to a 17.4% increase in traffic and a 9.5% improvement in yields, measured in RTKs. Yields rose primarily due to an improved competitive environment and the application of a higher fuel surcharge. Growth in cargo traffic outpaced a 14.9% increase in capacity, resulting in a 1.5 -point increase in cargo load factors to 68.4% .

Other revenues decreased 7.3% as reduced aircraft lease revenues and lower sales by logistics affiliates were partially offset by increased on-board sales and courier revenues.

Total operating expenses increased 18.9% during the quarter as capacity, measured in system ATKs, increased 14.8% . Per unit (ATK) costs (which include total operating expenses as well as net financing costs) increased 4.7% . Excluding the impact of higher fuel prices, per unit costs increased 1.8% . Wages and benefits increased 22.5% due to the impact of a stronger Chilean peso on domestic wages, increases in headcount, and higher bonus payments. Fuel costs rose 35.5% due to a 15.7% increase in prices and a 17.1% increase in consumption (during the first of 2004 the Company recorded an US$18.8 million fuel hedging gain compared to a US$6.7 million gain in 2003, both of which are recorded as non-operating gains). Commissions to agents grew 29.1% due to the 28.8% increase in traffic (passenger and cargo) revenues. As a percentage of traffic revenues, commissions to agents increased 0.1 percentage points to 14.9% as lower average passenger commissions offset increased average cargo commissions. Depreciation and amortization increased 3.2% . Other rental and landing fees increased 10.3% as increased operations and higher ACMI-lease expenses were partially offset by lower insurance costs and efficiency gains. Passenger service expenses increased 25.7% due to increased passenger traffic and costs associated with increased premium traffic. Aircraft rentals declined 11.9% as the incorporation of new aircraft was fully offset by the reduction of lease rates during the first quarter of 2003. Maintenance expenses increased 26.2% due to increased operations and the net effect of a one-time US$1.9 million reduction in provisions in 2004 for the phase out of DC-8 aircraft and the adjustment of return conditions of leased aircraft, as well as a one-time US$5.0 million reduction in expenses in 2003. Finally, other operating expenses increased 18.1% due to increased sales and operations related expenses.

Operating margins for the first half increased 5.4 points to 10.1% . Total non-operating results for the first half of 2004 amounted to a US$0.5 million loss compared to a US$5.2 million loss in 2003. While interest income increased 61.5% due to higher cash balances, interest expenses decreased 7.6% due to a reduction in average debt and lower interest rates. In the miscellaneous net line, the Company recorded a US$14.2 million gain in 2004 compared to a US$12.4 million gain in 2003. In 2004 this included a US$18.8 million fuel hedging gain (compared to a US$6.7 million gain in 2003) as well as a US$2.6 million foreign-exchange loss (compared to a US$4.1 million gain in 2003). Net margins improved 4.9 points from 3.4% in 2003 to 8.3% in 2004.

Page 5

Recent Events

New Corporate Name

On July 23, an extraordinary shareholders meeting approved changing the Company's corporate name to LAN Airlines S.A. This change seeks to align the Company's legal denomination to its regional growth strategy and its new brand image based on the LAN alliance concept. This change will be implemented once the formal steps required by Chilean regulations are completed.

Awards and Recognition

In July, Airline Business magazine presented LAN its Marketing Strategy award for its success in rebranding itself as an alliance of Latin American airlines. According to Airline Business this has enabled LAN to better share its assets and to leverage the strong reputation of its original brands. Additionally, the Official Airline Guide ("OAG") selected LAN as the "Best Airline in South America, Central America and the Caribbean". Also in July, LAN was selected as one of Chile's ten most respected companies. This survey was conducted by Chilean newspaper La Segunda and market research firm Adimark and included areas such as profitability, labor relations, and social responsibility.

******

LAN Airlines ("LAN") is one of the leading airlines groups in Latin America. The LAN Alliance includes LanChile, LanPeru and LanEcuador. Through the LAN Alliance and its code-share arrangements, LAN serves 15 destinations in Chile, seven destinations in Peru, two in Ecuador, 18 destinations in Latin America, 25 in North America, ten destinations in Europe and four in the South Pacific. Currently, the Company operates 52 passenger aircraft and seven dedicated freighters.

LAN is a member of oneworld (TM), the most international of the global airline alliances. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, Mexicana, TAM and Lufthansa Cargo. For more information visit www.lan.com or www.oneworldalliance.com.

Note on Forwards Looking Statements

******

This report contains forward-looking statements. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Page 6

LAN Airlines S.A.

Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended				For the Six-Month Period ended
	June 30,				June 30,
	2004	2003	% Change		2004	2003	%Change

REVENUES
Passenger	247,852	193,679	28.0%		540,155	418,788	29.0%
Cargo	190,680	139,781	36.4%		360,419	280,170	28.6%
Other	24,229	28,020	-13.5%		54,088	58,367	-7.3%

TOTAL OPERATING REVENUES	462,761	361,480	28.0%		954,662	757,325	26.1%

EXPENSES
Wages and Benefits	(66,902)	(57,217)	16.9%		(134,053)	(109,439)	22.5%
Aircraft Fuel	(86,377)	(56,642)	52.5%		(169,330)	(124,960)	35.5%
Commissions to Agents	(67,860)	(50,730)	33.8%		(133,937)	(103,755)	29.1%
Depreciation and Amortization	(18,763)	(18,782)	-0.1%		(38,179)	(36,981)	3.2%
Other Rental and Landing Fees	(65,435)	(58,190)	12.5%		(132,397)	(120,051)	10.3%
Passenger Services	(9,333)	(7,795)	19.7%		(20,942)	(16,662)	25.7%
Aircraft Rentals	(32,071)	(34,809)	-7.9%		(64,694)	(73,454)	-11.9%
Aircraft Maintenance	(28,050)	(20,800)	34.9%		(56,250)	(44,568)	26.2%
Other Operating Expenses	(54,052)	(46,755)	15.6%		(107,991)	(91,433)	18.1%

TOTAL OPERATING EXPENSES	(428,843)	(351,720)	21.9%		(857,773)	(721,303)	18.9%

OPERATING INCOME (LOSS)	33,918	9,760	247.5%		96,889	36,022	169.0%

OPERATING MARGIN	7.3%	2.7%	4.6	pp.	10.1%	4.8%	5.4	pts.

OTHER INCOME ( EXPENSE )
Interest Income	1,549	1,053	47.1%		3,741	2,316	61.5%
Interest Expenses	(9,013)	(9,855)	-8.5%		(18,406)	(19,911)	-7.6%
Miscellaneous-Net	11,397	3,813	198.9%		14,203	12,408	14.5%

TOTAL	3,933	(4,989)	NM		(462)	(5,187)	-91.1%

INCOME BEFORE MINORITY INTEREST	37,851	4,771	693.4%		96,427	30,835	212.7%
Minority Interest	764	165	363.0%		975	350	178.6%

INCOME (LOSS) BEFORE INCOME TAXES	38,615	4,936	682.3%		97,402	31,185	212.3%
Income Taxes	(7,163)	(805)	790.1%		(17,829)	(5,444)	227.5%

NET INCOME (LOSS)	31,452	4,131	661.3%		79,573	25,741	209.1%

NET MARGIN	6.8%	1.1%	5.7	pp.	8.3%	3.4%	4.9	pts.

Shares Outstanding	318,909,090	318,909,090			318,909,090	318,909,090
Earnings per share	0.10	0.01	661.3%		0.25	0.08	209.1%
Earnings per ADR	0.49	0.06	661.3%		1.25	0.40	209.1%

Page 7

LAN Airlines S.A.

Consolidated Operating Statistics

	For the Three-Month Period ended			For the Six-Month Period ended
	June 30,			June 30,
	2004	2003	% Change	2004	2003	% Change
Operating Statistics

System

ATKs (millions)	1,225.6	1,037.0	18.2%	2,466.1	2,148.1	14.8%
ASKs (millions)	4,903.2	4,214.1	16.4%	10,082.1	8,850.6	13.9%
RTKs (millions)	835.4	678.8	23.1%	1,686.4	1,417.3	19.0%
RPKs (millions)	3,275.7	2,688.5	21.8%	7,105.2	5,842.5	21.6%
Overall Load Factor (based on ATKs)%	68.2%	65.5%	2.7 pp.	68.4%	66.0%	2.4 pp.
Break-Even Load Factor (based on ATK)%	64.1%	65.3%	-1.2 pp.	62.1%	64.2%	-2.1 pp.
Yield based on RTKs (US Cents)	52.49	49.13	6.9%	53.40	49.32	8.3%
Operating Revenues per ATK (US Cents)	35.78	32.15	11.3%	36.52	32.54	12.2%
Operating Costs per ATK (US Cents)	33.62	32.06	4.9%	33.18	31.68	4.7%
Fuel Gallons Consumed (thousands)	71,072	59,280	19.9%	144,362	123,308	17.1%

Passenger

ASKs (millions)	4,903.2	4,214.1	16.4%	10,082.1	8,850.6	13.9%
RPKs (millions)	3,275.7	2,688.5	21.8%	7,105.2	5,842.5	21.6%
RTKs (millions)	294.8	242.0	21.8%	639.5	525.8	21.6%
Passengers Transported (thousands)	1,386.2	1,190.2	16.5%	2,937.0	2,562.0	14.6%
Load Factor (based on ASKs) %	66.8%	63.8%	3.0 pp.	70.5%	66.0%	4.5 pp.
Yield (based on RPKs, US Cents)	7.57	7.20	5.0%	7.60	7.17	6.1%
Yield (based on RTKs, US Cents)	84.07	80.04	5.0%	84.47	79.64	6.1%
Revenue/ASK (US cents)	5.05	4.60	10.0%	5.36	4.73	13.2%

Cargo

ATKs (thousands)	767.8	646.9	18.7%	1,530.5	1,332.4	14.9%
RTKs (thousands)	540.6	436.8	23.8%	1,047.0	891.5	17.4%
Tons Transported (thousands)	120.6	97.1	24.2%	237.2	196.2	20.9%
Load Factor (based on ATKs) %	70.4%	67.5%	2.9 pp.	68.4%	66.9%	1.5 pp.
Yield based on RTKs (US Cents)	35.27	32.00	10.2%	34.43	31.43	9.5%
Revenue/ATK (US Cents)	24.84	21.61	14.9%	23.55	21.03	12.0%

Page 8

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	Asof June 30,

	2004	2003

ASSETS

CURRENT ASSETS
Cash	6,373	4,177
Time Deposits	186,395	96,995
Marketable securities	89,862	31,607
Accounts and notes receivable -trade and other	166,501	145,872
Accounts and notes receivable from related companies	300	1,459
Inventories	36,452	33,922
Prepaid and recoverable taxes	13,100	8,046
Prepaid expenses	17,442	16,596
Deferred income tax assets	6,041	6,638
Other current assets	34,457	25,705

Total current assets	556,923	371,017
PROPERTY AND EQUIPMENT (net)
Aircraft	785,883	809,905
Other	195,949	192,370

Total property and equipment	981,832	1,002,275
OTHER ASSETS
Investments	1,581	2,081
Goodwill	44,248	46,733
Notes and accounts receivable from related companies	147	497
Long-term accounts receivable	10,528	11,013
Long-term deferred taxes	0	0
Deposits and other	110,941	77,435

Total other assets	167,445	137,759

Total assets	1,706,200	1,511,051

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans	0	0
Current portion of long-term loans from financial instituitions	63,468	63,100
Current portion of long term leasing obligations	21,558	15,600
Dividends Payable	218	37
Accounts payable	194,855	120,247
Notes and accounts payable to related companies	143	23
Other creditors	148	249
Air traffic liability	102,935	105,349
Other current liabilities	132,059	87,396

Total current liabilities	515,384	392,001
LONG-TERM LIABILITIES
Loans from financial institution	536,371	585,328
Other creditors	21,831	731
Provisions	79,258	68,265
Notes and accounts payable to related companies	371	1,086
Air traffic liability	49,929	62,408
Deferred taxes	58,182	28,760
Obligations under capital leases	57	9,010
Other Long-Term Liabilities	16,552	30,195

Total long-term liabilities	762,551	785,783
MINORITY INTEREST	2,905	3,515

SHAREHOLDERS' EQUITY
Common stoc k	134,303	134,303
Reserves	2,620	2,620
Interim Dividends	0	0
Retained earmings	288,437	192,829

Total shareholders´ equity	425,360	329,752

Total liabilities and shareholders´ equity	1,706,200	1,511,051

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004

Lan Chile S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer